Exhibit 99.(a)(5)(G)

UNITED STATES DISTRICT COURT FOR THE

DISTRICT OF MINNESOTA

ZAHEER PAJNIGAR, individually and on behalf of all others similarly situated,	) )
)
Plaintiff	)	C.A. No.
)
v.	)	JURY TRIAL DEMANDED
)
ARCTIC CAT, INC., KIM A. BRINK, TONY J,	)	CLASS ACTION
CHRISTIANSON, ANDREW S. DUFF,	)
SUSAN E. LESTER, CHRISTOPHER T.	)
METZ, JOSEPH F. PUISHYS, AND	)
KENNETH J. ROERING,	)
)
Defendants.	)
)

CLASS ACTION COMPLAINT

Plaintiff Zaheer Pajnigar (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

INTRODUCTION

1.                                      Plaintiff brings this action on behalf of himself and the public stockholders of Arctic Cat, Inc. (“Arctic Cat” or the “Company”) against Arctic Cat’s Board of Directors (collectively, the “Board” or the “Individual Defendants,” as further defined below) for violations of Section 14(d)(4), and Rule 14D-9 promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”), and Sections 14(e) and 20(a). Specifically, Defendants solicit the tendering of stockholder shares in connection with the sale of the Company to Textron, Inc. (“Parent”) through Parent’s wholly-owned subsidiary, Textron Specialized Vehicles, Inc. (“Specialized Vehicles”), through Specialized Vehicles wholly-owned subsidiary Aces Acquisition Corp. ( “Merger Sub,” and together with Parent and Specialized Vehicles, “Textron”) through a recommendation statement that omits material facts necessary to make the statements therein not false or misleading. Stockholders need this material information to decide whether to tender their shares or pursue their appraisal rights.

2.                                      On January 25, 2017, the Company announced that it had entered into a definitive agreement (the “Merger Agreement”) on January 24, 2017, by which Textron would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Arctic Cat common stock for $18.50 per share in cash (the “Merger Consideration”). The Tender Offer, commenced on February 2, 2017, is set to expire at 5:00 P.M. New York City Time on March 3, 2017. The Proposed Transaction is valued at approximately $247 million.

3.                                      In connection with the commencement of the Tender Offer, on February 2, 2017, the Company filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement is materially deficient and misleading because, inter alia, it fails to disclose material information about the financial projections prepared by the Company and relied upon by the Company’s financial advisor, the potential conflicts of interest faced by the financial advisor, and the potential conflicts of interest faced by Company management. Without all material information Arctic Cat stockholders cannot make an informed decision to exchange their shares in the Tender Offer. The failure to adequately disclose such material information constitutes a violation of §§ 14(d)(4), 14(e) and 20(a) of the Exchange Act as stockholders need such information in order to make a fully-informed decision regarding tendering their shares in connection with the Proposed Transaction about whether to tender their shares.

4.                                      For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the

Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

JURISDICTION AND VENUE

5.                                      The claims asserted herein arise under §§ 14(d), 14(e), and 20(a) of the Exchange Act, 15 U.S.C. § 78aa. The Court has subject matter jurisdiction pursuant to § 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6.                                      The Court has personal jurisdiction over each of the Defendants because each conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.                                      Venue is proper in this District under § 27 of the Exchange Act, 15 U.S.C. §78aa, as well as pursuant to 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) Arctic Cat maintains its principal place of business in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District; (iii) a substantial portion of the transactions and wrongs complained of herein, occurred in this District; (iv) most of the relevant documents pertaining to Plaintiff’s claims are stored (electronically and otherwise), and evidence exists, in this District; and (v) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

8.                                      Plaintiff is, and has been at all relevant times, the owner of shares of Arctic Cat common stock.

9.                                      Defendant Arctic Cat is a corporation organized and existing under the laws of the State of Minnesota. The Company maintains its principal executive offices at 500 North 3rd Street, Minneapolis, Minnesota, 55401. Arctic Cat common stock is traded on the Nasdaq under the ticker symbol “ACAT.”

10.                               Defendant Kim A. Brink (“Brink”) has served as a director of Arctic Cat since August 6, 2015.

11.                               Defendant Tony J. Christianson (“Christianson”) has served as a director of Arctic Cat since May 2009.

12.                               Defendant Andrew S. Duff (“Duff”) has served as a director of the Company since October 19, 2015.

13.                               Defendant Susan E. Lester (“Lester”) has served as a director of Arctic Cat since 2004.

14.                               Defendant Christopher T. Metz (“Metz”) has served as President and Chief Executive Officer (“CEO”) of the Company since December 3, 2014, and a director of the Company since 2014.

15.                               Defendant Joseph F. Puishys (“Puishys”) has served as a director of Arctic Cat since 2012.

16.                               Defendant Kenneth J. Roering (“Roering”) has served as a director of Arctic Cat since 1996.

17.                               Defendants Brink, Christianson, Duff, Lester, Metz, Puishys, and Roering, are collectively referred to as “Individual Defendants” and/or the “Board.”

CLASS ACTION ALLEGATIONS

18.                               Plaintiff brings this action individually and as a class action on behalf of all holders of Arctic Cat stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, controlled by, or affiliated with, any Defendant, including the immediate family members of the Individual Defendant.

19.                               This action is properly maintainable as a class action under Federal Rule of Civil Procedure 23.

20.                               The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of January 17, 2017, Arctic Cat had 13,061,142 shares of Common Stock outstanding. These shares are held by thousands of beneficial holders who are geographically dispersed across the country.

21.                               There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.                                      whether Defendants have violated Sections 14 and 20 of the Exchange Act in connection with the Proposed Transaction; and

b.                                      whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

22.                               Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

23.                               Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

24.                               The prosecution of separate actions by individual members of the Class creates a risk of inconsistent or varying adjudications with respect to individual members of the Class, which could establish incompatible standards of conduct for Defendants.

25.                               Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

26.                               Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

27.                               Accordingly, Plaintiff seeks injunctive and other equitable relief on behalf of himself and the Class to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

FURTHER SUBSTANTIVE ALLEGATIONS

Company Background

28.                               Arctic Cat designs, engineers, manufactures, and markets all-terrain vehicles, side-by-sides, and snowmobiles. Additionally, parts, garments, and accessories are marketed under the Arctic Cat® and Motorfist® brand names. The Company markets its products through a network of independent dealers throughout North America and through distributors in international markets.

The Sales Process

29.                               In May 2016, Scott Donnelly, the CEO of Textron, contacted Defendant Metz, the CEO and President of Arctic Cat, to inform Defendant Metz that Textron had an interest in acquiring Arctic Cat to expand into the powersports industry. Defendant Metz then notified the board to determine their interest.

30.                               In early June 2016, Mr. Donnelly and Defendant Metz held another telephone conversation. Defendant Metz stated that the Board did not have an interest at that time in a strategic transaction with Textron.

31.                               On August 16, 2016, Mr. Donnelly informed Defendant Metz that Textron would be submitting a written non-binding indication of interest at a purchase price of $20.00 per share, or a 27% premium over the closing price of Arctic Cat the day before. Defendant Metz then informed the Board of this price on August 19, 2016.

32.                               The Board met the next day to discuss the offer and senior management’s reaction. The Board discussed next steps and decided to engage the services of Robert W. Baird & Co. Incorporated (“Baird”) as a financial advisor.

33.                               On August 30, 2016, Mr. Donnelly met with Defendant Metz again to discuss the potential acquisition. The same day, Baird was engaged as a financial advisor.

34.                               During a meeting on September 19, 2016, the Board agreed to engage in exploratory due diligence with Textron.

35.                               On October 6, 2016, the Company and Textron entered into a confidentiality agreement containing a standstill provision in order to facilitate due diligence. This standstill provision prohibited Textron from making public proposals to acquire Arctic Cat. On October 11, 2016, Company management met with Textron senior management to discuss a potential merger and Arctic Cat’s financial projections.

36.                               Diligence continued throughout October and November. On December 7, 2016, Mr. Donnelly called Defendant Metz to confirm Textron’s continuing interest in acquiring Arctic Cat at a price of $20.00 per share.

37.                               The Board met on December 9, 2016 to consider the proposal considering the current challenges to Arctic Cat’s business. The Board met again on December 13, 2016 and determined that discussions with other parties were unlikely to lead to a higher price and would increase the risk of leaks and harm to the Company’s business plan. The Board directed Defendant Metz to seek an increased price from Textron.

38.                               On December 23, 2016, Textron delivered a revised indication of interest to acquire the Company at a price of $21.00 per share. The parties continued negotiation of various terms of a merger agreement, including the termination fee and non-solicitation provisions.

39.                               On January 17, 2017, the Company provided Textron with preliminary results for the third fiscal quarter ending December 31, 2016 showing revenue and earnings below the projections previously provided to Textron.

40.                               On January 19, 2017, Textron delivered a revised offer of $18.00 per share given the recent dip in revenue and earnings. After further negotiation, Textron increased its offer to $18.50 per share.

41.                               Between January 19, 2017 and January 24, 2017, representatives from the Company and Textron finalized the terms of the Merger Agreement. On January 23, 2017, the Board met and Baird rendered its fairness opinion. The Board then approved the Merger Agreement and the Transaction. On January 24, 2017 the Company and Textron finalized and executed the Merger Agreement and related documents.

42.                               Before the opening of the U.S. stock markets on January 25, 2017, the parties issued a joint press release announcing the merger.

The Recommendation Statement Omits Material Information

43.                               On February 2, 2017, Arctic Cat filed the Recommendation Statement with the SEC in support of the Tender Offer commenced by Textron that same day. As alleged below and elsewhere herein, the Recommendation Statement contains material misrepresentations and omissions of fact that must be cured to allow Arctic Cat’s stockholders to render an informed decision with respect to the Proposed Transaction.

44.                               The Recommendation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinions and analyses of Arctic Cat’s financial advisor and critical information concerning the Company’s expected future value as a standalone entity as reflected in the Company’s financial projections. This omitted information renders the statements made materially misleading and, if disclosed, would significantly alter the total mix of information available to Arctic Cat’s stockholders.

45.                               The Recommendation Statement fails to disclose material information concerning the Company’s financial projections. First, the Recommendation Statement discloses two non-GAAP accounting metrics for projected financial information over the years 2017-2022: Adjusted EBITDA and Unlevered Free Cash Flow. However, providing these non-GAAP metrics without disclosing the line item metrics used to calculate them, or otherwise reconciling the non-GAAP projections to GAAP measures, makes the provided disclosures materially incomplete and misleading. Non-GAAP measures have no universally understood definition and vary widely between companies depending on the needs of management in promoting their own effect on Company performance. Rather than disclose the information necessary to reconcile these measures, Defendants merely disclose Net Sales and Gross Profit, two GAAP measures that cannot be used to reconcile the non-GAAP figures.

46.                               Because of the non-standardized and potentially manipulative nature of non-GAAP measures, when a company discloses information in a Recommendation Statement that includes non-GAAP financial measures, the Company must also disclose comparable GAAP measures and a quantitative reconciliation of forward-looking information. 17 C.F.R. § 244.100.

47.                               Item 10(e)(1)(i)(B) of SEC Regulation S-K further states that, with regard to forward-looking information such as financial projections, any reconciling metrics that are available without unreasonable efforts must be disclosed. 17 C.F.R. 229.10(e)(1)(i)(B). Moreover, on May 17, 2016, the SEC’s Division of Corporation Finance released updated Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures. One of the new C&DIs regarding forward-looking information, such as financial projections, explicitly requires companies to provide reconciling metrics for “free cash flow” figures.  S.E.C. Comp. & Disc. Interps., Question 102.07 (May 17, 2016) https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. The Recommendation Statement makes no effort to account for the failure to reconcile the non-GAAP projections to GAAP metrics.

48.                               Without disclosure of these reconciling metrics, the Recommendation Statement violates SEC regulations and materially misleads Arctic Cat stockholders.

49.                               The Recommendation Statement also fails to disclose the following Company projections for years 2017 through 2022: (i) depreciation and amortization; (ii) equity-based compensation; (iii) other income; (iv) interest expense/(income); (v) taxes; (vi) capital expenditures; and (vii) changes in net working capital. Without these measures, cherry-picking the disclosed projections materially misleads Arctic Cat stockholders, particularly where these measures are required to reconcile disclosed non-GAAP projections.

50.                               The Recommendation Statement also materially misleads Arctic Cat stockholders by withholding material information about the background of the Tender Offer.

51.                               The Recommendation Statement fails to disclose material information regarding employment negotiations taking place in the lead up to the Tender Offer. Textron has no expertise in the type of outdoor vehicles produced and marketed by Arctic Cat, and Arctic Cat will remain a separate brand within Textron. The Recommendation Statement materially misleads Arctic Cat stockholders when it states that Company management “may enter into certain agreements, arrangements or understandings with Textron regarding employment” by omitting facts concerning prior communications between Arctic Cat and Textron regarding post-transaction retention of Arctic Cat’s management. In stating that Company management “may” enter into such agreements in the future, the Recommendation Statement gives the impression that no such communications have taken place.

52.                               Furthermore, the Recommendation Statement materially misleads stockholders as to the compensation paid to Baird in the past and for the Tender Offer. The Recommendation Statement notes that “[p]ursuant to an engagement letter dated December 30, 2016, Baird will receive a transaction fee equal to 1.4% of the transaction value for its services upon consummation of the Transactions. Pursuant to such engagement letter, Arctic Cat has also agreed to pay Baird a fee of $600,000 which was paid upon delivery of its opinion to the Board, and was to be paid regardless of the conclusions reached in such opinion or whether the Transactions are consummated (such fee to be creditable against the transaction fee described above).” However, the Recommendation Statement omits the actual consideration represented by “1.4% of the transaction value.” Similarly omitted is the “customary compensation” paid to Baird by Arctic Cat over the previous two years for services. Without these disclosures, Company stockholders are misled as to the actual motivations faced by Baird in providing a fairness opinion.

53.                               Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(e) of the
Securities Exchange Act of 1934

64.                               Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

65.                               Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading …” 15 U.S.C. § 78n(e).

66.                               As discussed above, Arctic Cat filed and delivered the Recommendation Statement to its stockholders, which defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

67.                               Defendants violated § 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the tender offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

68.                               The Recommendation Statement was prepared, reviewed and/or disseminated by defendants. It misrepresented and/or omitted material facts, including material information about the consideration offered to stockholders via the tender offer, the intrinsic value of the Company, and potential conflicts of interest faced by certain Individual Defendants.

69.                               In so doing, defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of § 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Recommendation Statement, defendants were aware of this information and their obligation to disclose this information in the Recommendation Statement.

70.                               The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

71.                               Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

72.                               The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

Claims Against All Defendants for Violations of § 14(d)(4) of the
Securities Exchange Act of 1934 and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

73.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

74.                               Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

75.                               Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

76.                               The Recommendation Statement violates § 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the Recommendation Statement false and/or misleading.

77.                               Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

78.                               The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

79.                               The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT III

Against the Individual Defendants for
 Violations of § 20(a) of the 1934 Act

80.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

81.                               The Individual Defendants acted as controlling persons of Arctic Cat within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Arctic Cat and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

82.                               Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

83.                               In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Recommendation Statement.

84.                               By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

85.                               As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) of the 1934 Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A)                               declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;

(B)                               declaring that the Recommendation Statement is materially false or misleading;

(C)                               enjoining, preliminarily and permanently, the Proposed Transaction;

(D)                               in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E)                                directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties.

(F)                                 awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(G)                               granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: February 10, 2017

HELLMUTH & JOHNSON, PLLC

By	/s/ Russell M. Spence, Jr.
Russell M. Spence, Jr. #241052
8050 West 78th Street
Edina, MN 55439
952.941.4005
mspence@hjlawfirm.com

Attorney for Plaintiff

LEVI & KORSINSKY LLP
Donald J. Enright (to be admitted pro hac vice)
Elizabeth K. Tripodi (to be admitted pro hac vice)
1101 30th Street, N.W., Suite 115
Washington, D.C. 20007
Telephone: (202) 524-4290
Facsimile: (202) 333-2121
Email: denright@zlk.com
etripodi@zlk.com

Attorney for Plaintiff